Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

925,000 Units Leveraged Index Return Notes®	Pricing Date	November 29, 2007
Linked to the Merrill Lynch Commodity index eXtraSM Biofuels–	Settlement Date	December 6, 2007
Excess Return Due March 8, 2010	Maturity Date*	March 8, 2010
$10 original public offering price per unit	CUSIP No.	59022Y584
Term Sheet No. 2901

Merrill Lynch & Co., Inc.

•       115% leveraged upside exposure to increases in the value of the Merrill Lynch Commodity index eXtraSM Biofuels– Excess Return (the “Index”)

•       1-to-1 downside exposure to decreases in the value of the Index in excess of a Threshold Amount with up to 90% of the principal amount at risk

•       A maturity of approximately 27 months

•       Not listed on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and beginning on page PS-4 of product supplement LIRN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$9,250,000
Underwriting discount (1)	$.20	$185,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc	$9.80	$9,065,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more will be $9.95 per unit and $.15 per unit. This pricing description will apply to any single transaction by an individual investor.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc.

“Merrill Lynch Commodity index eXtraSM Biofuels– Excess Return” is a service mark and trademark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

November 29, 2007

Summary

The Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Biofuels – Excess Return due March 8, 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, if the value of the commodity-based Merrill Lynch Commodity index eXtraSM Biofuels – Excess Return (Bloomberg index symbol “MLCXBER <Index>“) (the “Index”) increases from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Leveraged Index Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 115%. The blue line reflects the hypothetical returns on the Notes, while the dotted red line reflects the return of a hypothetical direct investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, including the Starting Value of 120.25 and the Participation Rate of 115%:

Example 1—The hypothetical Ending Value is 50% of the Starting Value, less than the Threshold Value:

Starting Value: 120.2462

Ending Value: 60.1231

Threshold Value: 108.2216

$10 +	($10 x	(60.1231 - 108.2216)	x 100%	)	= $6.00
120.2462

Payment at maturity (per unit) = $6.00

Example 2—The hypothetical Ending Value is 95% of the Starting Value, greater than the Threshold Value:

Starting Value: 120.2462

Ending Value: 114.2339

Threshold Value: 108.2216

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 original public offering price.

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 120.2462

Ending Value: 144.2954

$10 +	($10 x	(144.2954 - 120.2462)	x 115%	)	= $12.30
120.2462

Payment at maturity (per unit) = $10.00

Leveraged Index Return Notes	TS-3

The following table illustrates, for the Starting Value of 120.2462, a Threshold Value of 90% of the Starting Value, and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date for each Note;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical direct investment in the commodity futures contracts included in the Index.

The table below includes the Participation Rate of 115%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit (5)	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return on the Index Components (1)(2)
48.0985	-60.00%	$5.00	-50.00%	-26.46%	-36.76%
60.1231	-50.00%	$6.00	-40.00%	-20.27%	-28.49%
72.1477	-40.00%	$7.00	-30.00%	-14.63%	-21.41%
84.1723	-30.00%	$8.00	-20.00%	-9.42%	-15.20%
96.1970	-20.00%	$9.00	-10.00%	-4.56%	-9.65%
108.2216 (4)	-10.00%	$10.00	0.00%	0.00%	-4.62%
120.2462 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
132.2708	10.00%	$11.15	11.50%	4.94%	4.27%
144.2954	20.00%	$12.30	23.00%	9.61%	8.25%
156.3201	30.00%	$13.45	34.50%	14.04%	11.98%
168.3447	40.00%	$14.60	46.00%	18.27%	15.49%
180.3693	50.00%	$15.75	57.50%	22.31%	18.81%
192.3939	60.00%	$16.90	69.00%	26.19%	21.96%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 6, 2007 to March 8, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components (as defined herein) that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	This represents the Threshold Value.

(5)	Rounded to the nearest cent.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Leveraged Index Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Index.

•	Exchange rate movements may impact the value of the Notes.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and the Index publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

•	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	Trading in the futures contracts included in the Index can be volatile based on a number of factors that we cannot control.

•	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

•	The Notes will not be regulated by the CFTC.

•	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

There is no assurance that the calculation principles of the Index will result in the Index accurately reflecting the biofuels commodity market performance

The methodology and criteria used to determine the composition of the Index, the weights of the various Index Components and the calculation of the level of the Index are designed to allow the Index to serve as a measure of the biofuels commodity market performance. However, the Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria applied in connection with the Index will not accurately reflect biofuels commodity market performance and that the trading of or investments in products based on or related to the Index, such as the Notes, will not correlate with biofuels commodity market performance generally. Furthermore, the value of the Index Components could be affected by circumstances or events that have nothing to do with the market of biofuels commodities since each of those commodities is primarily used for other purposes, including food.

A prolonged decline in value of biofuel-oriented commodities would have a negative impact on the level of the Index and the value of the Notes

All of the Index Components are biofuel oriented. Accordingly, a decline in value in the commodities used in the production of biofuel would adversely affect the level of the Index and the value of the Notes. Further, since biofuels are an alternative to petroleum–based fuels, technological advances or decreases in the price of crude oil may decrease the demand for biofuels and commodities used in the production of biofuel, which may in turn decrease the value of the notes. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for biofuel products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing biofuel commodity contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of the Notes could decline.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

Leveraged Index Return Notes	TS-5

The Notes include the risk of concentrated positions in the agriculture sector

The exchange-traded physical commodities underlying the futures contracts included in the Index are concentrated solely in a single sector, agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry or sector. Accordingly, a decline in value in agricultural raw materials would adversely affect the performance of the Index. Technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the price of such commodities. Absent amendment of the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The Index Manager, an affiliate of ML&Co., may from time to time modify the methodology for determining the composition and calculation of the Index

Merrill Lynch Commodities, Inc. (the “Index Manager”) retains the discretion to modify the methodology for determining the composition and the level, of the Index, at any time. The Index Manager expects to make such modifications from time to time. It is possible that certain of these modifications will adversely affect the level of the Index.

The Index has no history to consider for making an independent assessment of its performance

The payment amount, if any, for each of your Notes is linked to the performance of the Index, which was created as of October 1, 2007. There is no actual historical Index level information available before this date for you to consider in making an independent investigation of the Index performance. Any hypothetical or historical data on the Index is not a reflection of future performance of the Index, or a potential return on your Notes. Any hypothetical upward or downward trend in the value of the Index during any period is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

The Notes are linked to the Merrill Lynch Commodity index eXtra Biofuels– Excess Return (Bloomberg symbol “MLCXBER”), not the Merrill Lynch Commodity index eXtra Biofuels– Spot Return (Bloomberg symbol “MLCXBSP”) or the Merrill Lynch Commodity index eXtra Biofuels– Total Return (Bloomberg symbol “MLCXBTR”)

The Notes are linked to the Merrill Lynch Commodity index eXtra Biofuels – Excess Return (Bloomberg symbol “MLCXBER”), which we refer to in this term sheet as the “Index.” The Index reflects both price movements as well as roll yields. By comparison, the Merrill Lynch Commodity index eXtra Biofuels– Spot Return tracks only price movements of the Index Components, and the Merrill Lynch Commodity index eXtra – Total Return includes commodity price movements, a roll-return component and a U.S. Treasury-bill return component to measure fully collateralized commodity futures investment. Because the Notes are linked to the Index and not the Merrill Lynch Commodity index eXtra Biofuels– Total Return, the value of the Notes will not reflect the total return feature.

The percentage weight of each Index Component may not be the same as its percentage weight relative to one another in the Merrill Lynch Commodity index eXtraSM and may not accurately reflect the relative significance of each Index Component to the biofuel market

The initial percentage weight of each Index Component is devised to present an accurate representation of the value of each commodity in terms of its energy potential under today’s technology. In contrast to the weighting of commodities in the Merrill Lynch Commodity index eXtra, therefore, the weighting of commodities in the Index is not based on production or consumption statistics of the underlying commodity.

Therefore, the initial percentage weight of each Index Component may not be the same as its percentage weight in the Merrill Lynch Commodity index eXtra at the time of inception of the Index and may not accurately reflect relative significance of each such commodity to the biofuel market on a production basis.

Additional conflicts of interest may exist

One of our affiliates, Merrill Lynch, Pierce, Fenner & Smith Limited, is the Index Publisher, and another of our affiliates, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as affiliates of ML&Co. and their responsibilities with respect to the Index could give rise to conflicts of interest. Even though the Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. Our affiliates, Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher and, thus, calculation agent of the Index, and Merrill Lynch Commodities, Inc., as Index Manager, will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could affect the level of the Index.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the Index Commodities.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Leveraged Index Return Notes	TS-6

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the value of the Index will appreciate from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the value of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•

You anticipate that the value of the Index will depreciate from the Starting Value to the Ending Value or that the value of the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking 100% principal protection or preservation of capital.

•	You seek interest payments or other current income on your investment.

•	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

For the purpose of the determination of a market disruption event or the adjustment or discontinuance of the Index, the Index Manager and the Index Publisher will be considered a Market Measure Publisher as defined in Product Supplement LIRN-2.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

Leveraged Index Return Notes	TS-7

The Index

All disclosure in this term sheet regarding the Index, including without limitation, its make-up, method of calculation and changes in its components, is derived from information made available by the Merrill Lynch Commodities, Inc. (the “Index Manager”) and Merrill Lynch, Pierce Fenner & Smith Limited, in its capacity as “Index Publisher”, each an affiliate of ML&Co. This information reflects the policies of the Index Manager and Index Publisher and is subject to change by the Index Manager and Index Publisher at their discretion. The Index Manager and Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Index.

The Index was created by the Index Manager in conjunction with the Index Publisher on October 1, 2007. The Index applies the roll mechanic rules of the Merrill Lynch Commodity index eXtraSM (the “MLCX”) to futures contracts on physical commodities (each an “Index Commodity”) that are either biofuels themselves or feedstock commonly used in the production of biofuels at different weights from the MLCX at the beginning of each year. The Index rebalances back to its percentage target weights on the first business day of the year. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. In the case of the Index, as the exchange traded futures contracts that comprise the Index (the “Index Components”) approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling”. The Index rolls over a 15 day period each month. The Index is an excess return index that factors in both price movements as well as roll yields.

The Index Manager constructed the Index based primarily on the liquidity and representation of the Index Components and the caloric potential of each commodity in terms of energy potential under today’s technology. The Index composition and weights are typically determined once a year and applied once at the start of each year in January. See the section entitled “Contract Selection—Weighting”. The methodology for determining the composition, weighting or value of the Index and for calculating its level is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager has indicated that it expects to modify the Index only in rare occasions in order to maintain stability and comparability.

Exchange Selection

The Index Manager initially selected four exchanges, on the basis of liquidity, geographical location and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The four exchanges currently are: (1) the Chicago Board of Trade (the “CBOT”); (2) the New York Board of Trader (the “NYBOT”); (3) EURONEXT-Paris (“Euronext”) and (4) the Winnipeg Commodity Exchange Inc. (the “WCE”).

Contract Selection

Eligibility

To be an “Eligible Contract”, a commodity futures contract must not only be traded on a Selected Exchange, it must also satisfy the requirements for inclusion. In order to be an Eligible Contract, a contract must generally satisfy all of the following requirements:

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•	detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the Index;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30 being evaluated; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearing house) with respect to a contract and against which positions in such contract are margined or settled.

A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be determined by the Index Manager to be an Eligible Contract and included in the Index if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the Index and/or to realize the objectives of the Index. Every year the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the Index.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s Total Trading Volume and the value of that trading volume. The “Total Trading Volume” (“TTV”) with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a soybean oil futures contract is 6,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract for an Index Component on each Trading Day during the twelve month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract:

LIQ = TTV × CS × ARP

Once the Liquidity is determined, the Eligible Contracts are listed in order of their Liquidity, from highest to lowest. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of Index Components includes an Eligible Contract on Soybeans but excludes Mini-Soybeans as a Redundant Contract.

The selection of Eligible Contracts and determination of the Index Components occurs once a year and the results for the following calendar year will be announced in November. The Index includes the following 7 contracts:

Leveraged Index Return Notes	TS-8

Contracts	Average Daily Trading Volume (August 05 –July 06)	Average Reference Price in U.S. Dollars	Contract Size	Liquidity in U.S. Dollars

Barley	253	101.24	50 Metric Tons	1,279,819

Canola	4320	224.78	20 Metric Tons	19,422,082

Corn	41652	2.20	5000 Bushels	457,172,569

Rapeseed	454	278.28	50 Metric Tons	6,317,154

Soybeans	31351	5.94	5000 Bushels	930,797,137

Soybean Oil	7246	0.23	60000 Pounds	101,172,394

Sugar #11	30558	0.14	112000 Pounds	477,920,231

Weighting

The Index Manager determines the weight of each Index Component to present a representation of the value of each commodity in terms of its energy potential under today’s technology. The Index Manager first estimates the total production value of each commodity market using world production data for the last market year and average prices of the front-month contract between July 1 and June 30 of the previous year (for certain commodities, such as barley and corn, the Index Manager restricted itself to food, seed and industrial consumption instead of production because much of the world production is used as animal feed). The estimated total dollar value of world production is then converted into total calorific content, using the IEA estimates of energy efficiency for each feedstock included in the Index. The determination of the weighting of the Index Components occurs once a year and the results for the following calendar year will be announced in November.

The weights of the Index Components for 2007, announced October 8, 2007, were:

Contracts	Target Percentage Weights

Barley	3.38%

Canola	1.51%

Corn	15.05%

Rapeseed	6.91%

Soybean	31.13%

Soybean Oil	11.46%

Sugar #11	30.56%

Rolling

Each Index Component is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a fifteen day period during each month prior to the relevant expiration month for each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the Index. The rolling of contracts is effected on the same days for all Index Components, regardless of exchange holiday schedules, emergency closures or other events that could prevent trading in such contracts. If an Index Component is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Exchange Rates

For Canola, Barley and Rapeseed, the price used for the purpose of Index calculation will be divided by the exchange rates selected by the Index Manager which are currently obtained on Bloomberg as official close values under the tickers listed below:

Contracts	Relevant Bloomberg Ticker

Canola (WCE)	USDCAD Curncy

Barley (WCE)	USDCAD Curncy

Rapeseed (EURONEXT)	USDEUR Curncy

Index Oversight

The Merrill Lynch Commodity Index Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, is expected to assist the Index Manager and Index Publisher in connection with the application of the Index principles, advise the Index Manager and Index Publisher on the administration and operation of the Index, and make recommendations to the Index Manager and Index Publisher as to any modifications to the Index methodology that may be necessary or appropriate.

The Advisory Committee is scheduled to meet once a year and may meet more often at the request of the Index Manager and Index Publisher. The Advisory Committee will advise the Index Manager and Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the Index, any changes to the composition of the Index or in the weights of the Index Components, and any changes to the calculation procedures applicable to the Index. The Advisory Committee will act solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the Index are made by the Index Manager and Index Publisher.

Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher, and Merrill Lynch Commodities, Inc., as Index Manager, make no representation or warranty, express or implied, to depositors or any member of the public regarding the advisability of purchasing Notes, particularly, or the ability of the Index to track general commodity market performance. The Index is determined, composed and calculated by the Index Publisher and the Index Manager without regard to the Notes. The Index Publisher and the Index Manager have no obligation to take the needs of the depositors into consideration in determining, composing or calculating the Index. The Index Publisher and the Index Manager are not responsible for and have not

Leveraged Index Return Notes	TS-9

participated in the determination of the timing of, prices at or quantities of the Notes to be issued. The Index Publisher and the Index Manager have no obligation or liability in connection with the administration and marketing of the Notes.

MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED, AS INDEX PUBLISHER, AND MERRILL LYNCH COMMODITIES, INC., AS INDEX MANAGER, IN THEIR CAPACITY AS INDEX SPONSORS WITH RESPECT TO THE INDEX, DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PURCHASERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Hypothetical Data on the Index

The Index was launched in October 2007 and, accordingly, there is no actual historical data on the Index. The following graph sets forth the hypothetical historical performance of the Index in the period from January 2002 through October 2007 using current weights of the Index Components. This hypothetical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On November 29, 2007, the closing level of the Index was 120.25.

Leveraged Index Return Notes	TS-10

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-2 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement

LIRN-2) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-2.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in the Merrill Lynch & Co., Inc.’s Form 10-K for the year ended December 29, 2006 are incorporated in this prospectus by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Leveraged Index Return Notes	TS-11

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement LIRN-2 dated November 2, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507233623/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Leveraged Index Return Notes	TS-12